November 30, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc. (“Nastech”)
Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed March 7, 2007, File No. 000-13789
Dear Mr. Rosenberg:
     This letter is being furnished as an additional response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth originally in your letter dated May 10, 2007 (the “Comment Letter”), and most recently as set forth in your letter dated November 9, 2007 to Dr. Steven C. Quay, M.D., Ph.D., Chairman, President and CEO of Nastech, with respect to the Form 10-K.
     The responses contained in this letter supplement the responses contained in our letters to the Staff dated June 15, 2007 (the “Initial Response Letter”) and August 31, 2007 (the “Second Response Letter”).
     Please note that on November 5, 2007, Procter & Gamble Pharmaceuticals (“P&G”) terminated our Development and License Agreement. The responses below refer to this agreement prior to its termination. As a result of the termination, in the fourth quarter of 2007, we will recognize approximately $5.5 million in license revenue which was previously deferred on our balance sheet.
     The responses and supplementary information set forth below have been organized in the same manner in which the staff’s comments and headings were organized in the November 9, 2007 Comment Letter.
1.     Critical Accounting Policies and Estimates, 2006 Form 10-K page 42, Collaborative R&D Revenue
     Please refer to prior comment one. Your disclosure indicates that accounting for each deliverable as a separate unit of accounting is based on objective and reliable evidence of fair value and the absence of a general right of return. However, your disclosure does not indicate whether the deliverable has value to the customer on a stand-alone basis, which is a condition required under paragraph 9 of EITF 00-21. Please provide your analysis of this condition for each deliverable.

Response:
     In accordance with EITF 00-21 and following the guidance in example six of that EITF, we determined that the agreement with P&G has three separate units of accounting. The units consist of (1) contract manufacturing, (2) sales royalties and sales milestones and (3) a product license and development unit of accounting which consists of the license fee, research and development services and product development milestones. Pursuant to paragraph 9 of EITF 00-21, a delivered item should be considered a separate unit of accounting if all of the following criteria are met: a) the delivered item(s) has value to the customer on a standalone basis; b) there is objective and reliable evidence of the fair value of the undelivered item(s); and c) whether there is a general right of return. As there is no general right of return in our arrangements, this criterion will not be discussed further below.
     Unit (1), the contract manufacturing unit, meets all of the criteria for separation. It has stand-alone value to the customer as it could be sold separately or performed by a third party. Additionally, there is objective and reliable evidence of the fair value as Nastech provides similar services to other customers and we have determined that our contract manufacturing rates are competitive with what other third-party contract manufacturers charge for manufacturing a product similar to our product.
     Unit (2), the sales royalties and sales milestones unit, meets all of the criteria for separation. It has stand-alone value to the customer as P&G could, with Nastech’s permission, sell this unit to a third party. Additionally, there is objective and reliable evidence of the fair value as Nastech has similar royalty arrangements with other customers.
     The items in unit (3) do not individually meet the stand-alone value criterion; however, on a combined basis the license and research and development activities have value on a stand-alone basis apart from units (1) and (2). Nastech, in other similar arrangements, has sold the license and research and development separately from the manufacturing process. The license fee and product development milestones do not have stand-alone value without the ensuing research and development efforts and P&G could not sell the license on a stand-alone basis to another party without Nastech agreeing to the sale and agreeing to provide the research and development support for that party. As the product has not yet been developed, the license is of no value to P&G without successful research and development activities using Nastech’s proprietary technology. The product development milestones earned by Nastech represent program performance bonuses that are contingent only on the success of the research and development activities. These milestones are substantive in nature and represent bonus compensation for program success. The efforts expended by Nastech to reach each of the defined development milestones are considered part of the research and development activities and are not evaluated on a stand-alone basis. Similarly, although Nastech separately provides comparable research and development services to both P&G and other customers at market based rates (i.e., rates representing the fair value of those services), the research and development services under the arrangement are of no value to P&G without the license. Furthermore, P&G could not sell the research and development services on a stand-alone basis to a third party without agreeing to sell the license as well.
     The combined unit of accounting (the product license and research and development activities) also meets the second criterion for separation from the other units because Nastech has objective and reliable evidence of the fair value of the other units, as discussed above. Nastech has not entered into any other agreements in which it has licensed the marketing distribution and manufacturing rights to our proprietary technology for use in the development of PTH(1-34) nasal spray and agreed to perform research and development activities to develop PTH(1-34) nasal spray. Given the unique nature of our proprietary technology, third-party fair value evidence for the combined unit of accounting does not exist. Pursuant to paragraph 12 of EITF 00-21, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).
2.     Consolidated Financial Statements, Notes, Note 9, Contractual Agreements, page 77
     Please refer to Article II of the Product Development and License Agreement (the “Agreement”) with Procter & Gamble (“P&G”), which states that “a number of committees will be formed in order to facilitate the orderly conduct of activities under this Agreement.” Describe the nature and duration of your committee responsibilities within this agreement and any other multi-element arrangements at December 31, 2006 (e.g. Amylin Pharmaceuticals) and how these obligations were considered in your EITF 00-21 analysis, including your basis for attributing revenue to this participation.
Response
     Prior to filing the 2006 Form 10-K, we evaluated whether there were contract terms that obligate us to participate on joint steering or other committees and whether such obligations were a substantial “deliverable” using the criteria in EITF 00-21. We considered the nature of the committee activities per the agreements and their impact on our performance under the contract and the success of the program, whether the establishment of the committees was bargained for in the arrangement, whether committee participation is referred to as an obligation in the agreements, and whether failing to complete committee activities or the absence of these committees would impact the arrangement consideration exchanged between the parties.
     The Development and License Agreement with P&G was terminated on November 5, 2007. Prior to its termination, Article II of the Agreement provided for the establishment of a Product Development Team (“PDT”) and a Commercial Team (“CT”). The final membership of the PDT and CT was to be determined by P&G, and provided further that the parties shall at all times each have at least three members on the PDT and CT, with a Chairperson designated by P&G. Each of P&G and Nastech shall designate two members to serve on a Project Leadership Team (“PLT”), which shall have oversight over the PDT and CT functions and provide coordination and communication support. There was no stated term for the PDT, CT or PLT and no revenue was attributed to participation in committee activities under the P&G agreement.
     Article II, Section 2.3 of the Agreement stated that “A number of committees will be formed in order to facilitate the orderly conduct of activities under this Agreement. These forums are intended to strengthen relationships, enhance communication, and ensure that each party understands the strategy and activities of each other under the Development Plan and Commercialization Plan as in effect from time to time, and the goals for the Product. The formation of these committees does not alter the decision making authorities granted to each party pursuant to this Agreement.”
     The purpose for the PDT, CT and PLT was to provide Nastech an efficient and regular forum to stay current on all matters pertaining to product development and commercialization plans and strategies, the responsibility and authority for which P&G controlled at all times.
     We believe that the provisions relating to committee participation, whether included or excluded, would not have significantly changed the agreement consideration, and there were no provisions that would impose any contractual penalty if Nastech were not to complete its committee obligations.
     Our personnel tracked and charged time and expenses to the project for attendance at PDT and CT meetings, but not for PLT meetings. The amount of incremental time incurred on behalf of Nastech personnel was immaterial in relation to the project and to participating team members and, as such, participation was considered by Nastech management to be perfunctory and inconsequential. During 2006, there were eight meetings of the PDT and two meetings of each of the CT and PLT groups. During 2007, prior to termination of the agreement, there were four PDT meetings, one CT meeting and one PLT meeting.
     Accordingly, we concluded that Nastech’s obligations to participate in PDT, CT and PLT meetings were not considered to represent a substantial deliverable under EITF 00-21, and were not considered as such for purposes of revenue recognition.
     Nastech management also reviewed our multi-element agreements with other parties, including Amylin Pharmaceuticals, prior to filing our 2006 Form 10-K in order to determine our committee obligations and whether contract terms provide for such obligations which might represent a significant deliverable under EITF 00-21. We determined that our agreements with other partners, including Amylin Pharmaceuticals, do not provide for joint steering or other committee obligations.

     In accordance with the Comment Letter request we acknowledge that:
     • We are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;
     • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3614.

Sincerely,
/s/ Philip C. Ranker
Philip C. Ranker
Chief Financial Officer

cc:	Brent Johnson, KPMG LLP
Lawrence Remmel Esq., Pryor Cashman LLP